FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 08/02/2022

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By:/s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: August 2, 2022

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of June 30, 2022
and for the six-month periods
ended on June 30, 2022 and 2021

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2022	2021	2022	2021
		(Unaudited)		(Unaudited)
Net sales	3	4,437,676	3,919,764	8,742,505	7,169,060
Cost of sales	3 & 4	(3,058,908)	(2,415,692)	(6,043,093)	(4,553,943)

Gross profit	3	1,378,768	1,504,072	2,699,412	2,615,117

Selling, general and administrative expenses	3 & 5	(310,444)	(244,531)	(591,747)	(454,898)
Other operating income, net	3	2,828	11,900	22,502	16,995

Operating income	3	1,071,152	1,271,441	2,130,167	2,177,214

Finance expense	6	(7,313)	(6,796)	(13,935)	(14,024)
Finance income	6	15,636	18,456	39,953	34,769
Other financial (expense) income, net	6	28,856	11,233	(49,711)	18,117
Equity in earnings of non-consolidated companies	9	49,273	171,054	108,022	217,573

Profit before income tax expense		1,157,604	1,465,388	2,214,496	2,433,649

Income tax expense		(221,419)	(307,124)	(400,793)	(568,717)

Profit for the period		936,185	1,158,264	1,813,703	1,864,932

Attributable to:
Owners of the parent		799,270	1,022,108	1,574,891	1,625,036
Non-controlling interest		136,915	136,156	238,812	239,896

Profit for the period		936,185	1,158,264	1,813,703	1,864,932

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.41	0.52	0.80	0.83

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 2 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Profit for the period	936,185	1,158,264	1,813,703	1,864,932

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	10	632	562	129
Currency translation adjustment from participation in non-consolidated companies	(84,417)	68,619	42,311	29,908
Changes in the fair value of financial instruments at fair value through other comprehensive income	(11,595)	6,084	(39,588)	(14,641)
Income tax related to financial instruments at fair value	3,913	335	13,496	5,269
Changes in the fair value of derivatives classified as cash flow hedges	23	75	55	159
Income tax related to cash flow hedges	(7)	(23)	(17)	(48)
Other comprehensive income items from participation in non-consolidated companies	106	3	205	36
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(656)	48,905	(3,042)	48,719
Income tax relating to remeasurement of post employment benefit obligations	314	(14,403)	1,025	(14,386)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(1,559)	(1,024)	(1,930)	(2,470)

Other comprehensive income (loss) for the period, net of tax	(93,868)	109,203	13,077	52,675

Total comprehensive income for the period	842,317	1,267,467	1,826,780	1,917,607

Attributable to:
Owners of the parent	714,115	1,120,483	1,594,843	1,675,668
Non-controlling interest	128,202	146,984	231,937	241,939

Total comprehensive income for the period	842,317	1,267,467	1,826,780	1,917,607

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 3 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	June 30, 2022		December 31, 2021
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,407,596		6,431,578
Intangible assets, net	8	915,585		902,256
Investments in non-consolidated companies	9	899,075		751,475
Other investments		70,484		67,277
Deferred tax assets		222,332		160,745
Receivables, net		226,457		177,803
Trade receivables, net		—	8,741,529	229	8,491,363

Current assets
Receivables, net		463,857		357,705
Derivative financial instruments		7,401		4,353
Inventories, net		4,540,431		3,908,305
Trade receivables, net		1,976,150		1,767,196
Other investments		1,340,082		1,290,459
Cash and cash equivalents		719,149	9,047,070	1,276,605	8,604,623
Non-current assets classified as held for sale			1,895		1,921
			9,048,965		8,606,544
Total Assets			17,790,494		17,097,907

EQUITY
Capital and reserves attributable to the owners of the parent			11,776,285		10,535,019
Non-controlling interest			1,927,963		1,700,019
Total Equity			13,704,248		12,235,038

LIABILITIES
Non-current liabilities
Provisions		84,350		83,299
Deferred tax liabilities		128,357		186,216
Other liabilities		541,296		506,886
Trade payables		1,058		989
Lease liabilities		208,321		215,250
Borrowings		538,461	1,501,843	656,465	1,649,105
Current liabilities
Current income tax liabilities		58,320		873,759
Other liabilities		363,838		345,123
Trade payables		1,564,479		1,126,049
Derivative financial instruments		450		1,889
Lease liabilities		46,504		44,371
Borrowings		550,812	2,584,403	822,573	3,213,764
Total Liabilities			4,086,246		4,862,869

Total Equity and Liabilities			17,790,494		17,097,907
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 4 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the period							1,574,891	1,574,891	238,812	1,813,703
Other comprehensive income (loss) for the period
Currency translation adjustment						39,807		39,807	3,066	42,873
Remeasurement of post employment benefit obligations				(3,370)				(3,370)	(577)	(3,947)
Cash flow hedges and others, net of tax				19				19	19	38
Others (5)				(16,504)				(16,504)	(9,383)	(25,887)

Total comprehensive income (loss) for the period	—	—	—	(19,855)	—	39,807	1,574,891	1,594,843	231,937	1,826,780

Dividends paid in cash (6)							(353,354)	(353,354)	—	(353,354)
Acquisition of non-controlling interest (7)				(223)				(223)	(3,993)	(4,216)

Balance as of June 30, 2022 (unaudited)	2,004,743	(150,000)	(23,295)	1,340,559	(2,324,866)	(2,858,786)	13,787,930	11,776,285	1,927,963	13,704,248

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2022, the Company held 41,666,666 shares as treasury shares.
(3) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) See note 10.
(7) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 5 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the period							1,625,036	1,625,036	239,896	1,864,932
Other comprehensive income (loss) for the period
Currency translation adjustment						27,980		27,980	2,057	30,037
Remeasurement of post employment benefit obligations				28,483				28,483	3,380	31,863
Cash flow hedges, net of tax				56				56	55	111
Others				(5,887)				(5,887)	(3,449)	(9,336)

Total comprehensive income (loss) for the period	—	—	—	22,652	—	27,980	1,625,036	1,675,668	241,939	1,917,607

Dividends paid in cash							(412,246)	(412,246)	—	(412,246)
Acquisition of non-controlling interest (5)				11				11	(768)	(757)

Balance as of June 30, 2021 (unaudited)	2,004,743	(150,000)	(23,295)	1,352,608	(2,324,866)	(2,833,049)	10,523,407	8,549,548	1,398,209	9,947,757
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 6 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Six-month period ended June 30,
	Notes	2022	2021
		(Unaudited)
Cash flows from operating activities
Profit for the period		1,813,703	1,864,932
Adjustments for:
Depreciation and amortization	7 & 8	302,894	300,379
Income tax accruals less payments		(1,084,086)	197,485
Equity in earnings of non-consolidated companies	9	(108,022)	(217,573)
Interest accruals less payments		3,989	2,096
Changes in provisions		(1,732)	6,048
Changes in working capital (1)		(349,988)	(1,317,992)
Net foreign exchange results and others		110,265	120,872
Net cash provided by operating activities		687,023	956,247
Cash flows from investing activities
Capital expenditures	7 & 8	(285,633)	(291,133)
(Increase) Decrease in other investments		(195,251)	173,335
Proceeds from the sale of property, plant and equipment		794	1,017
Dividends received from non-consolidated companies		28,884	499
Acquisition of non-controlling interest		(4,216)	(757)
Net cash (used in) provided by investing activities		(455,422)	(117,039)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(353,354)	(412,246)
Finance lease payments		(24,892)	(22,417)
Proceeds from borrowings		153,590	132,023
Repayments of borrowings		(541,498)	(279,137)
Net cash used in financing activities		(766,154)	(581,777)

(Decrease) Increase in cash and cash equivalents		(534,553)	257,431
Movement in cash and cash equivalents
At January 1,		1,276,605	537,882
Effect of exchange rate changes		(22,903)	(26,622)
(Decrease) Increase in cash and cash equivalents		(534,553)	257,431
Cash and cash equivalents as of March 31, (2)		719,149	768,691

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		5,769	5,658

(1) The working capital is impacted by non-cash movements of $ 10.8 million as of June 30, 2022 ($ 5.8 million as of June 30, 2021) due to the variations in the exchange rates used by subsidiaries.

(2) It includes restricted cash of $ 55 and $ 132 as of June 30, 2022 and 2021, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,410,314 and $ 616,005 as of June 30, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2021.

Page 7 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2021.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2021, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2021.

None of the accounting pronouncements issued after December 31, 2021, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

3.    SEGMENT INFORMATION

OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

Page 8 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

3.    SEGMENT INFORMATION (continued)

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala and Germany.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

	Six-month period ended June 30, 2022 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,742,442	213,553	(213,490)	8,742,505
Cost of sales	(6,055,811)	(178,575)	191,293	(6,043,093)

Gross profit	2,686,631	34,978	(22,197)	2,699,412

Selling, general and administrative expenses	(571,531)	(20,216)	—	(591,747)
Other operating income (loss), net	23,148	(646)	—	22,502

Operating income	2,138,248	14,116	(22,197)	2,130,167

Depreciation and amortization	(260,608)	(42,286)	—	(302,894)

	Six-month period ended June 30, 2021 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	7,148,721	235,839	(215,500)	7,169,060
Cost of sales	(4,609,708)	(152,711)	208,476	(4,553,943)

Gross profit	2,539,013	83,128	(7,024)	2,615,117

Selling, general and administrative expenses	(445,310)	(9,588)	—	(454,898)
Other operating income, net	16,732	263	—	16,995

Operating income	2,110,435	73,803	(7,024)	2,177,214

Depreciation and amortization	(269,238)	(31,141)	—	(300,379)

Page 9 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The Company had revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda until December 31, 2021. As of December 31, 2021, this contract has been fully amortized and will not generate revenues in the following periods.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Six-month period ended June 30, 2022 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	4,779,293	1,892,019	2,071,193	8,742,505

Non-current assets (1)	4,767,553	860,474	1,695,154	7,323,181

	Six-month period ended June 30, 2021 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	4,149,753	1,492,886	1,526,421	7,169,060

Non-current assets (1)	4,781,947	891,284	1,716,999	7,390,230

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
Inventories at the beginning of the year	3,908,305	2,001,781

Plus: Charges for the period
Raw materials and consumables used and other movements	5,504,178	4,550,452
Services and fees	86,242	73,614
Labor cost	477,049	334,761
Depreciation of property, plant and equipment	263,829	256,011
Amortization of intangible assets	19,591	10,545
Maintenance expenses	310,841	271,337
Office expenses	4,503	3,625
Insurance	7,692	5,785
Change of obsolescence allowance	12,140	(901)
Recovery from sales of scrap and by-products	(21,213)	(16,397)
Others	10,367	8,573
Less: Inventories at the end of the period	(4,540,431)	(2,945,243)
Cost of Sales	6,043,093	4,553,943

Page 10 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
Services and fees	37,091	29,938
Labor cost	160,898	130,525
Depreciation of property, plant and equipment	6,783	7,656
Amortization of intangible assets	12,691	26,167
Maintenance and expenses	4,634	3,635
Taxes	85,183	74,171
Office expenses	20,485	15,040
Freight and transportation	260,347	157,995
Increase of allowance for doubtful accounts	486	(132)
Others	3,149	9,903

Selling, general and administrative expenses	591,747	454,898

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
Interest expense	(13,935)	(14,024)

Finance expense	(13,935)	(14,024)

Interest income	39,953	34,769

Finance income	39,953	34,769

Net foreign exchange loss	(118,359)	(30,219)
Change in fair value of financial assets	80,663	26,566
Derivative contract results	(1,801)	4,636
Others	(10,214)	17,134

Other financial (expenses) income, net	(49,711)	18,117

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
At the beginning of the year	6,431,578	6,504,681

Currency translation differences	282	69
Additions	245,665	262,672
Value adjustments of lease contracts	15,919	3,830
Disposals	(13,446)	(16,380)
Depreciation charge	(270,612)	(263,667)
Capitalized borrowing costs	403	4,873
Transfers and reclassifications	(2,193)	(1,796)

At the end of the period	6,407,596	6,494,282

Page 11 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

8.    INTANGIBLE ASSETS, NET

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
At the beginning of the year	902,256	908,583

Additions	43,418	34,119
Amortization charge	(32,282)	(36,712)
Transfers/Disposals	2,193	(10,042)

At the end of the period	915,585	895,948

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	816,609	681,711
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	77,582	64,140
Other non-consolidated companies (1)					4,884	5,624
					899,075	751,475
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

As of June 30, 2022, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), one of the main producers of flat steel products in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As of June 30, 2022, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 12 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of June 30, 2022, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 8.21 (approximately $ 1.57; December 31, 2021: BRL 14.51 – $ 2.60) per ordinary share and BRL 8.65 (approximately $ 1.65; December 31, 2021: BRL 15.16 – $ 2.72) per preferred share, respectively. Accordingly, as of June 30, 2022, Ternium’s ownership stake had a market value of approximately $ 394.3 million ($ 653.9 million as of December 31, 2021) and a carrying value of $ 816.6 million ($ 681.7 million as of December 31, 2021).

Considering that the market value of Usiminas was below the book value as of June 30, 2022, the Company decided to assess the recoverability of its investment in Usiminas as of such date, resulting in no impairment charges to be recognized. As of June 30, 2022, the discount rate used to test the investment in Usiminas for impairment was 12.39%.

As of June 30, 2022, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2022	681,711
Share of results (1)	94,564
Other comprehensive income (2)	40,334

As of June 30, 2022	816,609

(1) It includes the adjustment of the values associated to the purchase price allocation.
(2) It includes mainly the effect of the currency translation adjustment.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	4,541,548
Percentage of interest of the Company over shareholders' equity	20.40%

Interest of the Company over shareholders' equity	925,699

Purchase price allocation	58,367
Goodwill	198,441
Impairment	(365,898)

Total Investment in Usiminas	816,609

On July 29, 2022, Usiminas issued its consolidated interim accounts as of and for the six-month period ended June 30, 2022.

Page 13 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million $)	As of June 30, 2022
Assets
Non-current	3,771
Current	3,042
Other current investments	205
Cash and cash equivalents	863

Total Assets	7,881
Liabilities
Non-current	538
Non-current borrowings	1,122
Current	1,138
Current borrowings	33

Total Liabilities	2,831

Non-controlling interest	508

Shareholders' equity	4,542

USIMINAS
Summarized income statement (in million $)	Six-month period ended June 30, 2022

Net sales	3,232
Cost of sales	(2,460)
Gross Profit	772
Selling, general and administrative expenses	(127)
Other operating income (loss), net	(60)
Operating income	585
Financial income (expenses), net	45
Equity in earnings of associated companies	18
Profit before income tax	648
Income tax expense	(192)
Net profit before non-controlling interest	456
Non-controlling interest in other subsidiaries	(48)
Net profit for the period	408

Techgen S.A. de C.V.

Techgen stated as of and for the six-month period ended June 30, 2022, that revenues amounted to $ 275 million ($ 419 million for the year ended December 31, 2021), net profit from continuing operations to $ 28 million ($45 million for the year ended December 31, 2021), non-current assets to $ 780 million ($ 791 million as of December 31, 2021), current assets to $ 118 million ($ 91 million as of December 31, 2021), non-current liabilities to $ 564 million ($ 614 million as of December 31, 2021), current liabilities to $ 171 million ($ 134 million as of December 31, 2021) and shareholders’ equity to $ 162 million ($ 134 million as of December 31, 2021).

Page 14 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

10.     DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 3, 2022, the shareholders approved a distribution of dividends of USD 0.26 per share (USD 2.60 per ADS). The annual dividend included the interim dividend of $0.08 per share ($0.80 per ADS) paid in November 2021. A net dividend of $0.18 per share ($1.80 per ADS) was paid on May 11, 2022, or approximately USD 360.9 million in the aggregate.

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

(i) Tax claims and other contingencies

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

Page 15 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of the CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners which has no set timeframe to resolve on the matter. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

(ii) Commitments

(a) In March 2022, Ternium Brasil S.A. entered into a contract with Unicarbo Ltda. for the supply of petcoke. This agreement is due to terminate on March 2023 and the outstanding amount was $ 162.9 million as of June 30, 2022. The contract has minimum monthly-required volumes.

(b) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $ 1,099.2 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
- 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

Page 16 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

12.    RELATED PARTY TRANSACTIONS

As of June 30, 2022, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	374,962	452,296
Sales of goods to other related parties	110,500	91,607
Sales of services and others to non-consolidated parties	89	91
Sales of services and others to other related parties	2,136	606

	487,687	544,600
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	314,071	215,638
Purchases of goods from other related parties	36,560	32,280
Purchases of services and others from non-consolidated parties	6,477	4,145
Purchases of services and others from other related parties	39,594	47,515

	396,702	299,578
(c) Financial results
Income with non-consolidated parties	3,383	3,120
Expenses in connection with lease contracts from other related parties	(527)	(526)

	2,856	2,594
(d) Dividends
Dividends from non-consolidated parties	1,007	499

	1,007	499
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	943	482
Income (expenses), net with other related parties	422	532

	1,365	1,014

	June 30, 2022	December 31, 2021
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	230,307	204,329
Receivables from other related parties	40,974	26,690
Advances to non-consolidated parties	6,971	5,383
Advances to suppliers with other related parties	2,780	3,852
Payables to non-consolidated parties	(73,737)	(72,373)
Payables to other related parties	(25,771)	(16,617)
Lease Liabilities with other related parties	(2,894)	(2,635)

	178,630	148,629

Page 17 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of June 30, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	178,862	—	—	178,862
Derivative financial instruments	—	7,401	—	7,401
Trade receivables	1,976,150	—	—	1,976,150
Other investments	418,490	519,538	472,286	1,410,314
Cash and cash equivalents	572,265	136,642	10,242	719,149
Total	3,145,767	663,581	482,528	4,291,876

As of June 30, 2022 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total
(ii) Liabilities as per statement of financial position
Other liabilities	57,614	—		57,614
Trade payables	1,523,507	—		1,523,507
Derivative financial instruments	—	450		450
Lease liabilities	254,825	—		254,825
Borrowings	1,089,273	—		1,089,273
Total	2,925,219	450		2,925,669

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2021 for definitions of levels of fair values and figures at that date.
The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of June 30, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	146,884	146,884	—	—
Other investments	991,824	848,593	119,257	23,974
Derivative financial instruments	7,401	—	7,401	—
Total assets	1,146,109	995,477	126,658	23,974
Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	450	—	450	—
Total liabilities	450	—	450	—

Page 18 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	692,529	692,529	—	—
Other investments	735,654	668,056	39,777	27,821
Derivative financial instruments	4,353	—	4,353	—
Total assets	1,432,536	1,360,585	44,130	27,821

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,889	—	1,889	—
Total liabilities	1,889	—	1,889	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2021, corresponds to the initial investment and to the changes in its fair value.

14.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time, including in recent weeks. Although as of the date of these financial statements these measures have not had a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for most of its imports of goods and for the acquisition of services from unrelated parties, if such restrictions continue to be maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect its operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect its results of operations). In addition, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted, thus limiting Ternium’s ability to collect dividends from Ternium Argentina at the prevailing official exchange rate.

Under Ternium Argentina’s interim accounts as of June 30, 2022, and for the six-month period then ended, revenues amounted to $ 1,885 million, net profit from continuing operations to $ 453 million, total assets to $ 5,551 million, total liabilities to $ 663 million and shareholders’ equity to $ 4,888 million.Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1.183 million as of June 30, 2022, broken down as follows:
–$ 516 million in Argentine pesos-denominated instruments with underlying assets linked to the U.S. dollar.
–$ 75 million in Argentine pesos-denominated instruments, mainly mutual funds ($ 62 million).
–$ 592 million in U.S. dollars-denominated instruments, mainly sovereign bonds issued by the Argentine Government and payable in U.S. dollars, Argentine Treasury bonds related to the official exchange rate and negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of June 30, 2022, amounted to $ 626 million in monetary assets and $ 203 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate.

Page 19 of	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2022
and for the six-month periods ended June 30, 2022 and 2021

14.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

On July 29, 2022, the Board of Directors of Ternium Argentina approved the payment of a dividend in kind of $ 300 million in Argentine peso-denominated financial instruments. Considering the impact of foreign exchange restrictions in Argentina, as mentioned above, there would be a negative effect at the time those financial instruments are transferred to the controlling shareholder of Ternium Argentina.

15. THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, energy prices have spiked and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine has a relevant participation in the international trade of steel slabs and iron ore pellets. The pricing of these inputs in the international markets have been volatile and could result in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations. As a result of the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may be required to purchase raw materials at increased prices.

Pablo Brizzio
Chief Financial Officer

Page 20 of	20